As filed with the Securities and Exchange Commission on ________________________.	Registration No. 333-116169

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SB-2/A-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMERIPRINT INTERNATIONAL LTD.
(Name of small business issuer in its charter)

Nevada	2750	N/A
(State or Other Jurisdiction of Organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification #)

AMERIPRINT INTERNATIONAL LTD. 475 Howe Street Suite 1030 Vancouver, British Columbia Canada V6C 2B3 (604) 683-3987	CORPORATION TRUST COMPANY OF NEVADA 6100 Neil Road, Suite 500 Reno, Nevada 89544 (775) 688-3061
(Address and telephone number of registrant's executive office)	(Name, address and telephone number of agent for service)
Copies to: Conrad C. Lysiak, Esq. 601 West First Avenue, Suite 503 Spokane, Washington 99201 (509) 624-1475

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional common stock for an offering under Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed under Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed under Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [     ]

If delivery of the prospectus is expected to be made under Rule 434, please check the following box. [     ]

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CALCULATION OF REGISTRATION FEE

Securities to be Registered	Amount To Be Registered	Offering Price Per Share	Aggregate Offering Price	Registration Fee [1]
Common Stock:	10,000,000	$0.01	$100,000	$100.00

[1] Estimated solely for purposes of calculating the registration fee under Rule 457(c).

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON DATES AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.

Prospectus

AMERIPRINT INTERNATIONAL LTD.
Shares of Common Stock
5,000,000 minimum - 10,000,000 Maximum

Before this offering, there has been no public market for the common stock.

We are offering up to a total of 10,000,000 shares of common stock on a self-underwritten basis, 5,000,000 shares minimum, 10,000,000 shares maximum. The offering price is $0.01 per share. In the event that 5,000,000 shares are not sold within 180 days, at our sole discretion, we may extend the offering for an additional 90 days. In the event that 5,000,000 shares are not sold within the 180 days, or within the additional 90 days if extended, all money received by us will be promptly returned to each subscriber without interest or deduction of any kind. If at least 5,000,000 shares are sold within 180 days, or within the additional 90 days, if extended, all money we receive will be appropriated by us and used for the matters set forth in the Use of Proceeds section of this prospectus.

There are no minimum purchase requirements. The offering proceeds will be held in a separate bank account at Bank of Montreal. While being held in a separate bank account, there are no arrangement to place the funds in an escrow, trust or similar account.

Our common stock will be sold by our sole officer and director

Investing in our common stock involves risks. See "Risk Factors" starting at page 6.

	Offering Price	Expenses	Proceeds to Us

Per Share - Minimum	$0.01	$0.002	$0.008
Per Share - Maximum	$0.01	$0.001	$0.009
Minimum	$50,000	$10,000	$40,000
Maximum	$100,000	$10,000	$90,000

The difference between the offering price and the proceeds to us is $10,000. The $10,000 will be paid to Conrad C. Lysiak, our attorney for legal services connected with this offering. The $10,000 will be paid from the first proceeds of this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal to tell you otherwise.

The date of this prospectus is ____________________.

Until ___________________, 2004, ninety days after the date of this prospectus, all dealers effecting transactions in our registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY OF OUR OFFERING

Our business

We are a start-up stage company. We are a company without revenues or operations, we have minimal assets and have incurred losses since inception. We intend to engage in the business of providing printing and packaging solutions to small, medium, and large size companies. We will specialize in providing templated, low-cost, quality printing of high volume, high turnover print materials and specialized services. We intend to develop a website, www.goameriprint.com that will offer a comprehensive suite of print services that we can provide to companies and corporations of all sizes. We have not generated any revenues and the only operations we have engaged in is the development of a business plan and the conceptualization of the initial website.

Our principal executive office is located at 475 Howe Street, Suite 1030, Vancouver, British Columbia V6C 2B3. Our telephone number is (604) 683-3987 and our registered agent for service of process is the Corporation Trust Company of Nevada, located at 6100 Neil Road, Suite 500, Reno, Nevada 89511. Our fiscal year end is April 30.

The offering

Following is a brief summary of this offering:

Securities being offered	5,000,000 shares minimum, 10,000,000 shares maximum of common stock, par value $0.00001.

Offering price per share	$ 0.01

Offering period	The shares are being offered for a period not to exceed 180 days, unless extended by our board of directors for an additional 90 days.

Net proceeds to us	$40,000 assuming the minimum number of shares is sold. $90,000 assuming the maximum number of shares is sold.

Use of proceeds	We will use the proceeds to pay for administrative expenses, the implementation of our business plan, and working capital.

Number of shares outstanding before the offering	5,000,000

Number of shares outstanding after the offering if all of the shares are sold	15,000,000

Selected financial data

The following financial information summarizes the more complete historical financial information at the end of this prospectus.

As of April 30, 2004 (Audited)
Balance Sheet Total Assets Total Liabilities Stockholders Deficiency	$ $ $	129 18,829 18,700
Period from April 7, 2004 (date of inception) to April 30, 2004 (Audited)
Income Statement Revenue Total Expenses (Net Loss)	$ $ $	- 18,750 (18,750)

RISK FACTORS

Please consider the following risk factors before deciding to invest in our common stock.

Risks associated with AmeriPrint International Ltd.

1. Because our auditors have issued a going concern opinion and because our officers and directors will not loan any additional money to us, we have to complete this offering to commence operations. If we do not complete this offering, we will not start our operations.

Our auditors have issued a going concern opinion. This means that there is doubt that we will be an ongoing business for the next twelve months. As of the date of this prospectus we have not commenced operations. Because our officers and directors are unwilling to loan or advance any additional capital to us, except to prepare and file reports with the SEC, we will have to complete this offering in order to commence operations.

2. We lack an operating history and have losses that we expect to continue into the future. There is no assurance our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

We were incorporated in April 2004 and we have not started our proposed business operations or realized any revenues. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $18,750 of which $15,000 is for legal fees, $3,750 is for accounting and audit fees. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

*	completion of this offering
*	our ability to locate purveyors who will provide their services
*	our ability to attract clients who will buy our services from us and our website
*	our ability to generate revenues through the sale of our services

Based upon current plans, we expect to incur operating losses in future periods because we will be incurring expenses and not generating revenues. We cannot guarantee that we will be successful in generating revenues in the future. Failure to generate revenues will cause us to suspend or cease operations.

3. We have no clients and we cannot guarantee we will ever have any. Even if we obtain clients, there is no assurance that we will make a profit.

We have no clients. We cannot guarantee we ever will have any. Even if we obtain clients, there is no guarantee that we will be able to operate profitably. If we do not obtain clients or generate profitable operations, we will have to suspend or cease operations.

4. We are solely dependent upon the funds to be raised in this offering to start our business, the proceeds of which may be insufficient to achieve revenues. We may need to obtain additional financing which may not be available.

We have not started our business. We need the proceeds from this offering to start our operations. If the minimum of $40,000 is raised, this amount will enable us, after paying the expenses of this offering, to begin operations. We may, however, need additional funds to complete further development of our business plan to achieve a sustainable sales level where ongoing operations can be funded out of revenues. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

5. Because we are small and do not have much capital, we must limit marketing our services to potential clients. As a result, we may not be able to attract enough clients to operate profitably. If we do not make a profit, we may have to suspend or cease operations.

Because we are small and do not have much capital, we must limit marketing to potential clients. Because we will be limiting our marketing activities, we may not be able to attract enough clients to operate profitably. If we cannot operate profitably, we may have to suspend or cease operations.

6. Because we currently do not have any arrangements with any printers, if we cannot enter into any arrangements with printers upon completion of this offering, we will have to cease operations and you will lose your investment.

Because we currently do not have any arrangements with any printers to perform services for our clients, if we are unable to enter into agreements with printers to perform services for our customers in the future, we will have no source of revenue and have to cease operations in which case you will lose your investment.

7. Because Kevin Moe, our sole officer and director, does not have experience in the print brokerage business, he may make decisions that do not take into account standard approaches which could negatively affect our financial success and the lose of your investment.

Because Kevin Moe, our sole officer and director, does not have experience in operating a print brokerage business and as a result may not be fully aware of many of the specific requirements related to working within the industry. His decisions and choices may not take into account standard print brokerage managerial approaches commonly use. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to his lack of experience in this industry. As a result we may have to suspend or cease operations which will result in the loss of your investment.

8. Because our sole officer and director will only be devoting limited time to our operations, our operations may be sporadic which may result in periodic interruptions or suspensions of operations. This activity could prevent us from attracting purveyors and clients and result in a lack of revenues that may cause us to suspend or cease operations.

Our sole officer and director, Kevin Moe, will only be devoting limited time to our operations. Kevin Moe, our president and sole director will be devoting approximately 15 hours per week of his time to our operations. Because our sole officer and director will only be devoting limited time to our operations, our operations may be sporadic and occur at times which are convenient to our officers and directors. As a result, operations may be periodically interrupted or suspended which could result in a lack of revenues and a possible cessation of operations.

Risks associated with this offering:

9. Because there is no public trading market for our common stock, you may not be able to resell your stock.

There is currently no public trading market for our common stock. Therefore there is no central place, such as stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

10. Because the SEC imposes additional sales practice requirements on brokers who deal in our shares that are penny stocks, some brokers may be unwilling to trade them. This means that you may have difficulty reselling your shares and this may cause the price of the shares to decline.

Our shares would be classified as penny stocks and are covered by section 15(g) of the Securities Exchange Act of 1934 and the rules promulgated thereunder which impose additional sales practice requirements on brokers/dealers who sell our securities in this offering or in the aftermarket. For sales of our securities, the broker/dealer must make a special suitability determination and receive from you a written agreement prior to making a sale for you. Because of the imposition of the foregoing additional sales practices, it is possible that brokers will not want to make a market in our shares. This could prevent you from reselling your shares and may cause the price of the shares to decline.

USE OF PROCEEDS

Our offering is being made on a self-underwritten $50,000 minimum, $100,000 maximum basis. The table below sets forth the use of proceeds if $50,000 or $100,000 of the offering is sold.

	Minimum	Maximum
Gross proceeds	$50,000	$100,000
Offering expenses	$10,000	$10,000
Net proceeds	$40,000	$90,000

The net proceeds will be used as follows:

Website development	$10,000	$15,000
Marketing and advertising	$15,000	$30,000
Salaries	$0	$12,000
Rent	$6,000	$6,000
Working capital	$9,000	$27,000

Total offering expenses to be paid from the proceeds of this offering are $10,000 which are to be paid to Conrad C. Lysiak, our attorney, for legal fees. All other expenses related to this offering have been prepaid by Kevin Moe, our president. The prepaid expenses are $15,000 for legal fees; $3,000 for audit fees; and, $750 for accounting fees. The offering proceeds will not be used to repay Mr. Moe for advancing the prepaid expenses.

Upon the completion of this offering, we intend to immediately initiate the development of our website www.goameriprint.com. We intend to hire an outside web designer to assist us in designing and building our website. The web designer we hire will provide the following services and products for the website: disk space, bandwidth, 155mbit backbone, pop mailboxes, e-mailing listing, auto responder, front page support, unlimited FTP access, hotmail/miva script, shopping cart, secure transactions, signio support and cybercash support. The foregoing will allow us to transact the sale of our services, effectively promote our services in an attractive and professional venue, and allow us to continuously communicate with our clients on-line. We intend to develop and maintain a database of potential clients. The initial names to be inputted into the database will be from names derived from the Internet, the Yellow Pages and published lists derived from trade directories.

Marketing and advertising will be focused on promoting our products/services thru our website to prospective customers. The advertising campaign will include the design and printing of various sales materials. The cost of developing the campaign is estimated to be between $15,000 to $30,000.

We plan to pay rent of $500 per month for office space.

If we raise the maximum amount under this offering, we intend to pay salaries to our officer, or, to outside employees or consultants to assist our officer in managing our business.

Working capital is the cost related to operating our office with the exception of rent. It is comprised of expenses for telephone service, mail, stationary, accounting, acquisition of office equipment and supplies, expenses of filing reports with the SEC, travel, and general working capital.

We intend to establish an office to maintain the website. This will include physical office space, computer equipment, telephones and other assets as required to maintain our operations. If we raise the minimum amount from this offering, our president, Kevin Moe will donate our office space, computer, high speed Internet access and telephone services. If we raise the maximum amount from this offering, Mr. Moe will only donate computer, high speed Internet access and telephone services and we will pay Mr. Moe $500 per month as rent.

DETERMINATION OF OFFERING PRICE

The price of the shares we are offering was arbitrarily determined in order for us to raise up to a maximum of $100,000 in this offering. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

*	our lack of operating history
*	the proceeds to be raised by the offering
*	the amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing stockholder, and
*	our relative cash requirements.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholder.

As of April 30, 2004, the net tangible book value of our shares of common stock was a deficit of $18,700 or approximately $(0.004) per share based upon 5,000,000 shares outstanding.

Upon completion of this offering, in the event all of the shares are sold, the net tangible book value of the 15,000,000 shares to be outstanding will be $71,300 approximately $0.005 per share. The net tangible book value of the shares held by our existing stockholder will be increased by $0.009 per share without any additional investment on their part. You will incur an immediate dilution from $0.01 per share to $0.005 per share.

Upon completion of this offering, in the event 75% of the shares are sold, the net tangible book value of the 12,500,000 shares to be outstanding will be $46,300 or approximately $0.004 per share. The net tangible book value of the shares held by our existing stockholder will be increased by $0.008 per share without any additional investment on their part. You will incur an immediate dilution from $0.01 per share to $0.004 per share.

Upon completion of this offering, in the event 50% of the shares are sold, the net tangible book value of the 10,000,000 shares to be outstanding will be $21,300, or approximately $0.002 per share. The net tangible book value of the shares held by our existing stockholder will be increased by $0.006 per share without any additional investment on their part. You will incur an immediate dilution from $0.01 per share to $0.002 per share.

After completion of this offering, if 10,000,000 shares are sold, you will own approximately 66.67% of the total number of shares then outstanding shares for which you will have made a cash investment of $100,000, or $0.01 per share. Our existing stockholder will own approximately 33.33% of the total number of shares then outstanding, for which he has made contributions of cash, totaling $50, or approximately $0.00001 per share.

After completion of this offering, if 7,500,000 shares are sold, you will own approximately 60.00% of the total number of shares then outstanding for which you will have made a cash investment of $75,000, or $0.01 per share. Our existing stockholder will own approximately 40.00% of the total number of shares then outstanding, for which he has made contributions of cash totaling $50, or approximately $0.00001 per share.

After completion of this offering, if 5,000,000 shares are sold, you will own approximately 50.00% of the total number of shares then outstanding for which you have made a cash investment of $50,000, or $0.01 per share. Our existing stockholder will own approximately 50.00% of the total number of shares the outstanding for which he has made contributions of cash totaling $50, or approximately $0.00001 per share.

The following table compares the differences of your investment in our shares with the investment of our existing stockholders.

Existing stockholders if all of the shares are sold:

Price per share	$0.01
Net tangible book value per share before offering	$(0.004)
Net tangible book value per share after offering	$0.005
Increase to present stockholders in net tangible book value per share after offering	$0.009
Capital contributions	$50
Number of shares outstanding before the offering	5,000,000
Number of shares after offering held by existing stockholder	5,000,000
Percentage of ownership after offering	33.33%

Purchasers of shares in this offering if all shares sold

Price per share	$0.01
Dilution per share	$0.005
Capital contributions	$100,000
Number of shares after offering held by public investors	10,000,000
Percentage of ownership after offering	66.67%

Purchasers of shares in this offering if 75% of shares sold

Price per share	$0.01
Dilution per share	$0.006
Capital contributions	$75,000
Number of shares after offering held by public investors	7,500,000
Percentage of ownership after offering	60.00%

Purchasers of shares in this offering if 50% of shares sold

Price per share	$0.01
Dilution per share	$0.008
Capital contributions	$50,000
Number of shares after offering held by public investors	5,000,000
Percentage of ownership after offering	50.00%

PLAN OF DISTRIBUTION; TERMS OF THE OFFERING

We are offering up to 10,000,000 shares of common stock on a self-underwritten basis, 5,000,000 shares minimum, 10,000,000 shares maximum basis. The offering price is $0.01 per share. Funds from this offering will be placed in a separate bank account at the Bank of Montreal, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L7. Its telephone number is (604) 665-2643. While being held in a separate bank account, the funds will not be held in an escrow, trust or similar account. We will hold the funds in an account until we receives a minimum of $50,000 at which time it will appropriate those funds for the uses set forth in the Use of Proceeds section of this prospectus. Any additional funds received by us will immediately be appropriated by us. If we do not receive the minimum amount of $50,000 within 180 days of the effective date of our registration statement, 90 additional days if we so choose, all funds will be promptly returned to you without a deduction of any kind. During the 180-day period and possible additional 90-day period, no funds will be returned to you. You will only receive a refund of your subscription if we do not raise a minimum of $50,000 within the 180-day period referred to above which could be expanded by an additional 90 days at our discretion for a total of 270 days. There are no finders involved in our distribution.

We will sell the shares in this offering through our sole officer and director, Mr. Kevin Moe. He will receive no commission from the sale of any shares. He will not register as a broker/dealer under Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker/dealer. The conditions are that:

1.	The person is not statutorily disqualified, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation; and,
2.	The person is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
3.	The person is not at the time of their participation, an associated person of a broker/dealer; and,
4.

The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Mr. Kevin Moe, is not statutorily disqualified, is not being compensated, and is not associated with a broker/dealer. He is and will continue to be our sole officer and director at the end of the offering and has not been during the last twelve months and is currently not a broker/dealer or associated with a broker/dealer. Mr. Moe has not and will not participate in selling and offering of securities for any issuer more than once every twelve months.

We intend to advertise, through tombstones, and hold investment meetings in various states where the offering will be registered. We will not utilize the Internet to advertise our offering. We will also distribute the prospectus to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering.

We intend to sell our shares in the states of New York, Illinois, Georgia, Wyoming, Colorado, and/or outside the United States of America.

Section 15(g) of the Exchange Act

Our shares are covered by section 15(g) of the Securities Exchange Act of 1934, as amended, and Rules 15g-1 through 15g-6 and Rule 15g-9 promulgated thereunder. They impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). While section 15(g) and Rules 15g-1 through 15g-6 apply to brokers-dealers, they do not apply to us.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules.

Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Rule 15g-9 requires broker/dealers to approve the transaction for the customer's account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement for the basis for the suitability determination; notify the customer of his rights and remedies in cases of fraud in penny stock transactions; and, the disclose the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons. The application of the penny stock rules may affect your ability to resell your shares.

Offering Period and Expiration Date

This offering will start on the date of this prospectus and continue for a period of up to 180 days plus an additional 90 days if extended by us, or a total of 270 days.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must

1. 2.	execute and deliver a subscription agreement deliver a check or certified funds to us for acceptance or rejection.

All checks for subscriptions must be made payable to Ameriprint International Ltd. and mailed to Kevin Moe, President, Ameriprint International, Inc. 475 Howe Street, Suite 1030, Vancouver, British Columbia, Canada V6C 2B3.

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.

BUSINESS

General

We are a start-up stage company. We are a company without revenues or operations. We have minimal assets and have incurred losses since inception. We intend to engage in the business of a print broker providing printing and packaging solutions to small, medium, and large size companies. We are currently developing a website, www.goameriprint.com to promote our business operation. We have not generated any revenues and the only operations we have engaged in is the development of a business plan and the conceptualization of the initial website.

Our principal executive office is located at 475 Howe Street, suite 1030, Vancouver, British Columbia V6C 2B3. Our telephone number is (604) 683-3987 and our registered agent for service of process is the Corporation Trust Company of Nevada, located at 6100 Neil Road, Suite 500, Reno, Nevada 89511. Our fiscal year end is April 30.

We have not started operations. Accordingly, the information set forth below is forward looking and subject to raising at least the minimum amount of the proceeds in this offering.

We intend to locate printing and packaging services for our clients for a fee. We intend to act in the capacity of an agent for our customers by finding top quality printing and packaging solutions for a fee. We will not be functioning as a printer or graphic designer. We intend to utilize a national network of high quality printers to strategically and geographically service the needs of customers. Most typically, these services will include:

-	corporate identity packages, including logos, letterhead and business cards,
-	various print media, such as newspaper and magazine ads, posters, trade show booths and outdoor billboards, and
-	printed collateral materials such as brochures and catalogs.

We have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause this plan to change.

Services

We intend to locate quality printing and graphic design services to meet the needs of our customers and charge our customers a fee for our services. We intend to contract directly with the printer or graphic designer for the services. We intend to locate printers, suppliers and graphic designers through trade publications, the Yellow Pages and throught throuigh the Internet. We intend to also include an additional charge for our services. We believe that we will have the ability to negotiate highly favorable, volume contracts with wholesale printing and graphic design companies. We will not be tied to one sole printer, graphic designer or geographic location. We intend to search out the best quality, best price and best delivery. Our target market is companies big and small and organizations worldwide that routinely use commercial printers, print large quantities or have frequent printing needs. Our initial geographical target market will be the east coast and west coast of the United States and Canada.

Because Kevin Moe, our sole officer and director has experience in operating an advertising agency but does not have experience in operating a print brokerage business, he may not be fully aware of many of the specific requirements related to working within the industry. His decisions and choices may not take into account standard print brokerage managerial approaches commonly use. Mr. Moe does not have any involvement in with other similar types of businesses. However, Mr. Moe could refer clients of Canam Media International Inc. to print broker's other than us. While he could that, such a reference would deprive us and him of revenue. As such it is unlikely he will refer print brokerage business to anyone other than us.

We intend to locate printers and graphic designers to furnish the following services:

Publications Publications

-	Printing of mass mailing material
-	Newsletters
-	Newspapers
-	Magazines
-	Corporate collateral material
-	Perfect bound books
-	Wide bound books
-	Catalogs
-	Packaging materials
-	Corporate stationary
-	Flyers

Forms
-	Invoices
-	Labels
-	Reply cards
-	Packing slips

Collateral Collateral
-	Letterhead
-	Brochures
-	Booklets
-	Spec sheets
-	Price lists
-	Rate cards
-	Presentation folders

Envelopes
-	All sizes
-	Custom
-	Window
-	Converted
-	Commodity or high quality

Direct mailDirect mail
-	Letters
-	Inserts
-	Post cards
-	Self-mailers

Our clients

We have no clients at the present time. The initial names to be inputted into the database will be from names derived from the Internet, the Yellow Pages and published lists derived from trade directories.

We intend to service a diversified client roster, including individual and corporate clients. Our target market will be companies big or small and organizations world wide that use commercial printers, print large quantities or have frequent printing needs. We intend to offer our clients a more cost effective alternative to traditional printers. As a print broker we are not tied to one printer but intend to take the job to the printer who will provide the best quality, best price and best delivery. We believe our business focus defines us within our market.

We believe we will obtain new clients through referrals or by soliciting prospective clients through personal contacts and presentations by our management. The agreements we intend to use with our clients will provide that they may be terminated by either party upon mutually agreed short-term notice, typically 60 to 90 days.

Revenues

We are in the development stage and have generated no revenue to date. We plan to recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101 (ASAB 101"). Revenue will be recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility is reasonably assured.

We believe that our primary sources of our revenues will be from the design and production of our clients' materials. Our gross revenue will include the amount of money we pay a printer or a supplier and the fee we charge for our services. We anticipate charging a fee of 20% to 35% above of our hard costs. The difference between our hard costs and the total costs of our clients' finished printed products will be our gross profit. The billing and collection procedures established by us will require that billings be collected from our clients in sufficient time for us to make the corresponding payment to production, usually within 30 days of invoice. Service fees for creative and typesetting time will be established on a case-by-case basis. We intend to also charge our clients a service fee on our outside purchases of production materials, including photography and printing, which generally is 15% over the cost of such purchases. In some cases, fees are generated in lieu of a percentage of the cost and markup on outside purchases of production materials.

Since we are ultimately responsible for providing the service to our client, the printer will have to satisfy us that all the requirements have been fulfilled before we can pass the service on to our client. We have reasonable latitude to establish the price between our client and the printer. Also we have the final decision to select the printer that will best serve the needs of our clients. If our client does not accept the work, then we will be responsible for compensating the printer.

Representation of a client does not necessarily mean that we will handle all print production for such client exclusively. In many cases, we intend to handle the print production work of only a portion of a client's products or services. We expect to depend upon a core of clients from which we obtain the bulk of our revenues.

Materials and Services

We intend to contract with printing companies who have a demonstrated ability to serve the needs of each individual target market identified by Ameriprint International Ltd. We intend to identify a number of printing companies through the Yellow Pages and trade directories that are located in western and eastern United States and Canada.

Marketing

We intend establish strategic alliances with quality wholesale trade printers and paper product suppliers. We also intend to establish supply and service agreements with these entities and we intend to receive discount pricing and priority customer service based on volume and turnover. We intend to promote the printing and print services of alliance partners through our name. The marketing strategy is intended to be based on a three pronged approach, including; mass e-mail marketing to businesses in the United States and Canada; ongoing telemarketing and direct business to business contact; broad-based media advertising and flyer insert programs.

To expand our geographical reach, strategic alliances intend to also be developed with established print brokers in key regions throughout the United States and Canada to sell our services in exchange for a commission based percentage of total sales volume. We intend to promote these alliance partners through our website, direct marketing and media campaigns. We plan to attend industry trade shows that are oriented towards creating opportunities for us to develop important strategic alliances with trade suppliers and high volume clients in the United States and Canada. This would be an opportunity to meet and network with hundreds of key potential high volume customers and print brokers.

Insurance

We do not maintain any insurance and do not intend to maintain insurance in the future. Because we do not have any insurance, if we are made a party to a legal action, we may not have sufficient funds to defend the litigation. If that occurs a judgment could be rendered against us which could cause us to cease operations.

Competition

The printing industry is highly competitive. Companies of all sizes strive to attract new clients or accounts from existing clients. In addition, many companies have in-house departments, which handle all, or a portion of their graphic design work. Competition in the printing and industry depends to a large extent on the client's perception of the quality of a companies product. As we grow our operation we intend to have to compete more frequently against larger companies. These larger companies generally have substantially greater financial resources, personnel and facilities than us. We will be competing against Artful Dragon, Axis Print Media, Inc and Printlocal. We believe we will be able to compete on the basis of superior pricing, the quality of our service and personal relationships with clients, however, we have not started operating as of the date of this prospectus.

Property

We will use approximately 500 square feet of office space from our president, Kevin Moe. Our office is located at 475 Howe Street, Suite 1030, Vancouver, British Columbia, Canada V6C 2B3. Our telephone number is (604) 683-3987. We will use the space on a month-to-month basis. The space is equipped with computers, office furniture, a boardroom, high speed Internet access and telephones. It is located in a commercial office building. If we raise the minimum amount from this offering, our president, Kevin Moe will donate our office space, computer, high speed Internet access and telephone services. If we raise the minimum amount from this offering, Mr. Moe will only donate computer, high speed Internet access and telephone services. We will pay $500 per month if the minimum amount is raised in this offering for rent. The foregoing arrangement with Mr. Moe is not evidenced by any written documents.

Employees

We are a development stage company and currently have no employees, other than our sole officer and director, Kevin Moe. We intend to hire additional employees on an needed basis.

Legal Proceedings

We are not a party to any material legal proceeding, nor are any of our officers, directors or affiliates a party adverse to us in any legal proceeding. As of the date of this prospectus, there is only one person, Kevin Moe, associated with us.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This section of the prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

We are a start-up stage corporation and have not started operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we complete the development of our website, source out purveyors of services for products to sell and source out clients to buy our services. We believe the technical aspects of our website will be sufficiently developed to use for our operations 70 days from the completion of our offering. Accordingly, we must raise cash from sources other than operations. Our only other source for cash at this time is investments by others in our company. Currently we have no investors who are willing to supply us with additional capital other than our sole officer and director, Kevin Moe. We have no agreement with Mr. Moe to supply us with additional capital and there is no assurance that he will supply us with additional capital if we need it. We must raise cash to implement our project and begin our operations. Even if we raise the maximum amount of money in this offering, we do not know how long the money will last, however, we do believe it will last twelve months. We will not begin operations until we raise money from this offering.

To meet our need for cash we are attempting to raise money from this offering. We believe that we will be able to raise enough money through this offering to begin operations but we cannot guarantee that once we begin operations we intend to stay in business after operations have commenced. If we are unable to successfully negotiate strategic alliances with purveyors of services to enable us to offer these services to our clients, or if we are unable to attract enough clients to utilize our services, we may quickly use up the proceeds from the minimum amount of money from this offering and will need to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others in order for us to maintain our operations. At the present time, we have not made any arrangements to raise additional cash, other than through this offering.

If we need additional cash and cannot raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely. If we raise the minimum amount of money from this offering, it will last a year but with limited funds available to develop growth strategy. If we raise the maximum amount, we believe the money will last a year and also provide funds for growth strategy. If we raise less than the maximum amount and we may need more money we will have to revert to obtaining additional money as described in this paragraph. Other than as described in this paragraph, we have no other financing plans.

Plan of Operation

Our offering is for net proceeds of $40,000 minimum and $90,000 maximum. We intend to use the proceeds as follows:

Website development	$10,000	$15,000
Marketing and advertising	$15,000	$30,000
Salaries	$0	$12,000
Rent	$6,000	$6,000
Working capital	$9,000	$27,000

Assuming we raise the minimum amount in this offering, we believe we can satisfy our cash requirements during the next 12 months. We will not be conducting any product research or development. We do not expect to purchase or sell plant or significant equipment. Further we do not expect significant changes in the number of employees.

Upon completion of our public offering, our specific goal is to create an internet website and to begin to profitably sell our services to companies and corporations of all sizes. We intend to accomplish the foregoing through the following milestones:

1.

Complete our public offering. We believe that we will raise sufficient capital to begin our operations. We believe this could take up to 270 days from the date the Securities and Exchange Commission declares our offering effective. We will not begin operations until we have closed this offering. We intend to concentrate all of our efforts on raising as much capital as we can during this period.

2.

After completing the offering, we will immediately begin to establish our office. We will pay Mr. Moe $500.00 per month for rent. Our rental payment will include the use of office space, computer, high speed Internet access and telephone services. Establishing our offices will take 7-10 days. We do not intend to hire employees. Our sole officer and director will handle our administrative duties.

3.

After our office is established we will hire an outside web designer to begin development on our website. We believe that it will cost up to $10,000 if we raise the minimum amount and $15,000 if we raise the maximum amount in order to have our website initially operational. We estimate that the website will be operational approximately 70 days from completion of our offering.

4.

As soon as our website is operational, we will begin to market our services and website in the United States and Canada through mass email marketing; ongoing telemarketing; and direct business to business contact; broad-based media advertising; and flyer insert programs. Initially, we intend to solicit customers from a data base. Initially we will promote our business to corporate contacts provided by our president, Kevin Moe. We believe that it will cost a minimum of $15,000 for our marketing campaign. If we raise the maximum amount of proceeds from the offering, we will devote an additional $15,000 to our marketing program. Our market program will be ongoing into the future.

5.	Within 30 days from the initial launch of our website, we believe we believe we will begin to receive orders for our services.

In summary, we should be in full operation and receiving orders within 100 days after completing our offering. We estimate that we will generate revenue 110 days to 130 days after beginning operations.

If we cannot generate sufficient revenues to continue operations, we will suspend or cease operations. If we cease operations, we do not know what we will do and we do not have any plans to do anything else.

Limited operating history; need for additional capital

There is no historical financial information about us upon which to base an evaluation of our performance. We are in start-up stage operations and have not generated any revenues. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns due to price and cost increases in services and products.

To become profitable and competitive, we have to locate and negotiate agreements with quality wholesale trade printers and paper product suppliers. We will then have to attract customers to provide us with the necessary volume to meet our contractual volume obligations. We will then have to attract customers to engage our services. We are seeking equity financing to provide for the capital required to implement our operations.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

We intend to raise a minimum of $50,000 and a maximum of $100,000 from the sale of a minimum of 5,000,000 shares of common stock and a maximum of 10,000,000 shares of common stock at on offering price of $0.01 per share. We intend to sell the shares to the friends and business associates of Kevin Moe, our president, and to the general public. There is no assurance, however, that we will raise the minimum amount of this offering.

Results of operations

From Inception on April 7, 2004 to April 30, 2004

During the period we incorporated the company, hired the attorney, and hired the auditor for the preparation of this registration statement. We have prepared an internal business plan. We have reserved the domain name ww.goameriprint.com Our loss since inception is $18,750 of which $15,000 is for legal fees, $3,000 for audit fees and $750 is for accounting fees. We have not started our proposed business operations and will not do so until we have completed this offering. We expect to begin operations 70 days after we complete this offering.

Since inception, we sold 5,000,000 shares of common stock to our sole officer and director for $50.

Liquidity and capital resources

As of the date of this prospectus, we have yet to generate any revenues from our business operations.

We issued 5,000,000 shares of common stock through a Section 4(2) offering in April 2004. This was accounted for as a sale of common stock.

As of April 30, 2004, our total assets were $129 and our total liabilities were $18,829 comprising of $18,079 owing to Kevin Moe, our sole president and director for payments made to our attorney for the incorporation of the company and $750 for accounting fees. As of April 30, 2004, we had cash of $129.

MANAGEMENT

Officers and Directors

Our sole director will serve until his successor is elected and qualified. Our sole officer is elected by the board of directors to a term of one (1) year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The board of directors has no nominating, auditing or compensation committees.

The name, address, age and position of our present officers and directors are set forth below:

Name and Address	Age	Position(s)

Kevin Moe 475 Howe Street Suite 1030 Vancouver, B.C. V6C 2B3	47	president, principal executive officer, secretary, treasurer, principal financial officer, and the sole member of the board of directors

The person named above has held his offices/positions since our inception and is expected to hold his offices/positions until the next annual meeting of our stockholders. As of the date of this prospectus, there is only one person, Kevin Moe, associated with us.

Background of officers and directors

Kevin Moe - president, principal executive officer, secretary, treasurer, principal financial officer and member of the board of directors

Since our inception on April 7, 2004, Kevin Moe has been our president, principal executive officer, secretary, treasurer and principal financial officer. Since August 1989, Mr. Moe has been president, treasurer, secretary and director of Canam Media International Inc., a full service advertising agency serving the international business community. Mr. Moe is still employed at Canam Media International. Canam Media is located in Vancouver, British Columbia, Canada and is not an SEC reporting company. Mr. Moe will devote 15 hours a week to our operations.

Audit Committee Financial Expert

We do not have an audit committee financial expert. We do not have an audit committee financial expert because we believe the cost related to retaining a financial expert at this time is prohibitive. Further, because we have no operations, at the present time, we believe the services of a financial expert are not warranted.

Conflicts of Interest

The only conflict that we foresee are that our sole officer and director will devote time to Canam Media International Inc.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by us from inception on April 7, 2004 through April 30, 2004, for our sole officer and director. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table

Long-Term Compensation
		Annual Compensation				Awards	Payouts
Names Executive Officer and Principal Position	Year Ended	Salary (US$)	Bonus (US$)	Other Annual Compen- sation (US$)	Under Options/ SARs Granted (#)	Securities Restricted Shares or Restricted Share/Units (US$)	LTIP Payouts (US$)	Other Annual Compen- sation (US$)

Kevin Moe President, Secretary/Treasurer, Director	2004 2003 2002	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

As of the date of this prospectus, there is only one person, Kevin Moe, associated with us.

We have no employment agreements with our sole officer. We do not contemplate entering into any employment agreements until such time as we begin profitable operations. Subject to the sale of the maximum amount of securities, we will pay Mr. Moe an annual salary of $500.00 per month.

The compensation discussed herein addresses all compensation awarded to, earned by, or paid to our named executive officer.

There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our sole officer and director other than as described herein.

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors

Our sole director does not receive any compensation for serving as a member of the board of directors.

Indemnification

Under our bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The table also reflects what their ownership will be assuming completion of the sale of all shares in this offering . The stockholders listed below have direct ownership of their shares and possesses sole voting and dispositive power with respect to the shares. As of the date of this prospectus, there is only one person, Kevin Moe, associated with us.

Name and Address Beneficial Owner [1]	Number of Shares Before the Offering	Percentage of Ownership Before the Offering	Number of Shares After Offering Assuming all of the Shares are Sold	Percentage of Ownership After the Offering Assuming all of the Shares are Sold

Kevin Moe 475 Howe Street Suite 1030 Vancouver, B.C. Canada V6C 2B3	5,000,000	100.00%	15,000,000	33.33%

[1]	The person named above may be deemed to a promoter of our company, within the meaning of the Securities Exchange Act of 1934. Mr. Moe is our only promoter.

Future sales by existing stockholders

A total of 5,000,000 shares of common stock were issued to our sole officer and director, all of which are restricted securities, as defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition.

Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock and the shares we are offering.

There is no public trading market for our common stock. There are no outstanding options or warrants to purchase, or securities convertible into, our common stock. There is one holder of record for our common stock. The record holder is our sole officer and director who owns 5,000,000 restricted shares of our common stock.

DESCRIPTION OF SECURITIES

Common Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.00001 per share. The holders of our common stock:

*	have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;
*	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
*	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
*	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock that are the subject of this offering, when issued, will be fully paid for and non-assessable. We refer you to our articles of incorporation, bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. After this offering is completed, assuming the sale of all of the shares of common stock, our present stockholder will own approximately 33.33% of our outstanding shares.

Cash dividends

As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Anti-takeover provisions

There are no Nevada anti-takeover provisions that may have the affect of delaying or preventing a change in control.

Reports

After we complete this offering, we will not be required to furnish you with an annual report. Further, we will not voluntarily send you an annual report. We will be required to file reports with the SEC under section 15(d) of the Securities Act. The reports will be filed electronically. The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K. You may readcopies of any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically. The address for the Internet site is www.sec.gov.

Stock transfer agent

Our stock transfer agent for our securities will be Pacific Stock Transfer Company, 500 East Warm Springs Road, Las Vegas, Nevada 89193. Its telephone number is (702) 361-3033.

CERTAIN TRANSACTIONS

In April 2004, we issued a total of 5,000,000 shares of restricted common stock to Kevin Moe, our sole officer and director in consideration of $50.

Further, Mr. Moe has advanced funds to us for our legal, audit, filing fees, general office administration and cash needs. As of April 30, 2004, Mr. Moe advanced us $18,078.89 for our benefit. Mr. Moe will not be repaid from the proceeds of this offering. There is no due date for the repayment of the funds advanced by Mr. Moe. Mr. Moe will be repaid from revenues of operations if and when we generate revenues to pay the obligation. There is no assurance that we will ever generate revenues from our operations. The obligation to Mr. Moe does not bear interest.

Canam Media International, Inc., a corporation owned and controlled by our president, Kevin Moe, will refer business to us.

As of the date of this prospectus, there is only one person, Kevin Moe, associated with us.

LITIGATION

We are not a party to any pending litigation and none is contemplated or threatened.

EXPERTS

Our financial statements for the period from inception to April 30, 2004, included in this prospectus have been audited by Manning Elliott, Chartered Accountants, 11th Floor, 1050 Pender Street, Vancouver, British Columbia, Canada V6E 3S7 as set forth in their report included in this prospectus. Their report is given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Conrad C. Lysiak, Attorney at Law, 601 West First Avenue, Suite 503, Spokane, Washington 99201, telephone (509) 624-1475 has acted as our legal counsel.

FINANCIAL STATEMENTS

Our fiscal year end is April 30. We will provide audited financial statements to our stockholders on an annual basis; the statements will be prepared by a firm of Chartered Accountants.

Our financial statements from inception to April 30, 2004 (audited), immediately follow:

Independent Auditors's Report

To the Stockholders and Board of Directors
of Ameriprint International Ltd.
(A Development Stage Company)

We have audited the accompanying balance sheet of Ameriprint International Ltd. (A Development Stage Company) as of April 30, 2004 and the related statements of operations, stockholder's deficit and cash flows for the period from April 7, 2004 (Date of Inception) to April 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Ameriprint International Ltd. (A Development Stage Company), as of April 30, 2004, and the results of its operations and its cash flows for the period from April 7, 2004 (Date of Inception) to April 30, 2004, in conformity with generally accepted accounting principles used in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has losses from operations since inception, no source of revenues and insufficient working capital to meet purchase/option obligations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ "Manning Elliott"
CHARTERED ACCOUNTANTS

Vancouver, Canada
May 19, 2004

Ameriprint International Ltd.
(A Development Stage Company)
Balance Sheet
(Expressed in US dollars)

April 30, 2004 $

ASSETS

Current Assets

Cash	129
Total Assets	129

LIABILITIES AND STOCKHOLDER'S DEFICIT

Current Liabilities

Accrued liabilities	750
Due to a related party (Note 3)	18,079
Total Liabilities	18,829

Stockholder's Deficit

Common Stock, 100,000,000 shares authorized, $0.00001 par value 5,000,000 shares issued and outstanding	50

Deficit Accumulated During the Development Stage	(18,750)
Total Stockholder's Deficit	(18,700)
Total Liabilities and Stockholder's Deficit	129

(The accompanying notes are an integral part of the financial statements)

Ameriprint International Ltd.
(A Development Stage Company)
Statement of Operations
(Expressed in US dollars)

From April 7, 2004
(Date of Inception)
to April 30,
2004
$

Revenue	-

Expenses

Accounting and audit	3,750
Legal fees	15,000
Total Expenses	18,750
Net Loss For the Period	(18,750)
Net Loss Per Share - Basic	-
Weighted Average Number of Shares Outstanding	5,000,000

(Diluted loss per share has not been presented as the result is anti-dilutive)

(The accompanying notes are an integral part of the financial statements)

Ameriprint International Ltd.
(A Development Stage Company)
Statement of Cash Flows
(Expressed in US dollars)

From April 7, 2004 (Date of Inception) to April 30, 2004 $

Cash Flows Used In Operating Activities

Net loss for the period	(18,750)

Change in operating assets and liabilities:
Increase in accrued liabilities	750
Net Cash Used in Operating Activities	(18,000)

Net Cash Flows Used In Investing Activities	-
Cash Flows From Financing Activities
Proceeds from issuance of common stock	50
Advances from a related party	18,079
Net Cash Flows Provided By Financing Activities	18,129
Increase in Cash	129
Cash - Beginning of Period	-
Cash - End of Period	129
Supplemental Disclosures
Interest paid	-
Income taxes paid	-

(The accompanying notes are an integral part of the financial statements)

Ameriprint International Ltd.
(A Development Stage Company)
Statement of Stockholder's Deficit
(Expressed in US dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance - April 7, 2004 (Date of Inception)	-	-	-	-

Issue of common shares for cash at $.00001 per share	5,000,000	50	-	50

Net loss for the period	-	-	(18,750)	(18,750)
Balance - April 30, 2004	5,000,000	50	(18,750)	(18,700)

(The accompanying notes are an integral part of the financial statements)

Ameriprint International Ltd.
(A Development Stage Company)
Notes to the Financial Statements
April 30, 2004

1.	Development Stage Company

The Company was incorporated in the State of Nevada on April 7, 2004. The Company is a development stage Company, as defined by Statement of Financial Accounting Standard ("SFAS") No.7. The Company's planned principal operations have not yet commenced and will consist of printing, advertising and graphic design services to small, medium and large size companies.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations. As at April 30, 2004, the Company has a working capital deficiency of $18,700, and has accumulated losses of $18,750 since inception. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

The Company is proposing to offer by way of an SB-2 Registration Statement, a minimum of 5,000,000 shares and a maximum of 10,000,000 shares of common stock at a price of $0.01 per share. Net proceeds to the Company will be approximately $40,000 (minimum) to $90,000 (maximum) after estimated issue costs of $10,000. The offering will be open for a period of 180 days from the effective date, but may be extended for an additional 90 days if the minimum offering is not attained. If the minimum offering is not reached, the funds will be refunded with no interest paid.

2.	Summary of Significant Accounting Policies
	a)	Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company's fiscal year-end is April 30.

	b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

	c)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

Ameriprint International Ltd.
(A Development Stage Company)
Notes to the Financial Statements
April 30, 2004

2.	Summary of Significant Accounting Policies (continued)
	d)	Comprehensive Loss

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at April 30, 2004, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

	e)	Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.
	f)	Financial Instruments
The fair values of cash, prepaid expenses, accrued liabilities and due to related party approximate their carrying values due to the immediate or short-term maturity of these financial instruments.
	g)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

	h)	Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. Foreign currency transactions are primarily undertaken in Canadian dollars and are translated into United States dollars using exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at each balance sheet date at the exchange rate prevailing at the balance sheet date. Foreign currency exchange gains and losses are charged to operations. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

	i)	Concentration of Credit Risk
Financial instruments that potentially subject the Company to credit risk consist principally of cash. Cash was deposited with a high quality credit institution.
	j)	Revenue Recognition
The Company is in the development stage and has generated no revenue to date.

The Company plans to recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". Revenue will be recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility is reasonably assured.

The Company's main source of revenue will be fees earned from the design and production of materials. The Company's other source of revenue will be service fees that will be based 1) on a case-by-case basis; 2) on a percentage over the cost on outside purchases of production materials and 3) on a percentage of the cost and mark-up on outside purchases of production materials.

Ameriprint International Ltd.
(A Development Stage Company)
Notes to the Financial Statements
April 30, 2004

2.	Summary of Significant Accounting Policies (continued)
	k)	Recent Accounting Pronouncements

In December 2003, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, "Revenue Recognition" (SAB 104), which supercedes SAB 101, "Revenue Recognition in Financial Statements." The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superceded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of SFAS No. 150 apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

3.	Related Party Balances/Transactions
The President provided cash advances of $18,079 to the Company during the period ended April 30, 2004. This amount is unsecured, non-interest bearing and has no specific terms of repayment.
4.	Common Shares
During the period ending April 30, 2004 the Company issued 5,000,000 shares of common stock at a price of $0.00001 per share for cash proceeds of $50.
5.	Income Tax

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has incurred net operating losses of $18,750 which commence expiring in 2024. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

Ameriprint International Ltd.
(A Development Stage Company)
Notes to the Financial Statements
April 30, 2004

5.	Income Tax (continued)
The components of the net deferred tax asset at April 30, 2004, and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are indicated below:

$

Net Operating Loss	18,750

Statutory Tax Rate	34%

Effective Tax Rate	-

Deferred Tax Asset	6,375

Valuation Allowance	(6,375)
Net Deferred Tax Asset	-

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1	Article X of the Bylaws of the company, filed as Exhibit 3.2 to the Registration Statement.
2	Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making the company responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses of the offering (assuming all shares are sold), all of which are to be paid by the registrant, are as follows:

SEC Registration Fee	$100
Printing Expenses	500
Audit/administrative Fees and Expenses	3500
Blue Sky Fees/Expenses	800
Legal Fees/ Expenses	25,000
Escrow fees/Expenses	0
Transfer Agent Fees	600
TOTAL	$30,500

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

Since inception, the Registrant has sold the following securities that were not registered under the Securities Act of 1933, as amended.

Name and Address	Date	Shares	Consideration
Kevin Moe 475 Howe Street Suite 1030 Vancouver, B.C. V6C 2B3	April 30, 2004	5,000,000	$50

We issued the foregoing restricted shares of common stock to our sole officer and director pursuant to Section 4(2) of the Securities Act of 1933. He is a sophisticated investor, is our sole officer and director, and is in possession of all material information relating to us. Further, no commissions were paid to anyone in connection with the sale of the shares and general solicitation was not made to anyone.

ITEM 27. EXHIBITS.

The following exhibits are filed as part of this registration statement, pursuant to Item 601 of Regulation S-B.

Exhibit No.	Document Description

3.1 *	Articles of Incorporation.
3.2*	Bylaws.
4.1*	Specimen Stock Certificate.
5.1*	Opinion of Conrad C. Lysiak, Esq. regarding the legality of the Securities being registered.
23.1	Consent of Manning Elliott, Chartered Accountants.
23.2	Consent of Conrad C. Lysiak, Esq.
99.1*	Subscription Agreement.

* Previously filed.

ITEM 28. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
	a.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
b.

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Not withstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

	c.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any change to such information in the registration statement.
2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Amendment No. 1 to the Form SB-2 Registration Statement and has duly caused this Amendment No. 1 to the Form SB-2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, on this 3rd day of August, 2004.

AMERIPRINT INTERNATIONAL LTD.

BY:	/s/ Kevin Moe
Kevin Moe, President, Principal Executive Officer, Secretary/Treasurer, Principal Financial Officer, Principal Accounting Officer and a member of the Board of Directors